Exhibit 99

                                      IICC
                            Investor Communications

                               5970 Chedworth Way
                          Mississauga, Ontario L5R 4G5
                  Telephone: (905) 507-9100 Fax: (905) 507-5354

                             CONFIRMATION OF MAILING
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DATE:  April 17, 2002                              FROM: Rosemary Colakic

TO:    Vasogen Inc.
ATTN:  Christien Gray                              CUSIP:92232F 103

FAX #: 905-569-9231


Number of Pages Including this one: 1

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MATERIAL IS  INTENDED  FOR USE ONLY BY THE  INDIVIDUAL  OR ENTITY TO WHICH IT IS
SPECIFICALLY ADDRESSED AND SHOULD NOT BE READ BY, OR DELIVERED TO, ANY OTHER PERSON. IF YOU HAVE RECEIVED THIS FACSIMILE IN ERROR, PLEASE NOTIFY US IMMEDIATELY AND WE WILL ARRANGE FOR ITS RETURN. THANK YOU IN ADVANCE FOR YOUR COOPERATION AND ASSISTANCE

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The purpose of this  document is to confirm that IICC has  completed the mailing of the First Quarter Report to shareholders of Vasogen Inc. cusip number 92232F 103 on April 16, 2002.

If you have any questions, do not hesitate to contact me.

Thanks,

Rosemary Colakic
Account Manager - Issuer Services
Ph:  905-507-5349    Fax:  905-507-5354
Email:  colakicr@bis.adp.com